Exhibit (d)(6)(i)

FIRST AMENDMENT TO SUB-ADVISORY AGREEMENT

ING MAYFLOWER TRUST

This First Amendment, effective as of February 12, 2011, amends the Sub-Advisory Agreement (the “Agreement”) dated the 11th day of February, 2011, as amended, between ING Investments LLC, an Arizona limited liability company (the “Manager”), and ING Investment Management Advisors B.V., an indirect wholly owned subsidiary of ING Groep N.V., domiciled in The Hague, The Netherlands (the “Sub-Adviser”).

W I T N E S S E T H

WHEREAS, the parties desire to amend the Agreement and agree that the amendment will be effective as of February 12, 2011.

NOW, THEREFORE, the parties agree as follows:

1.                                      Section 2 (d) will be deleted and replaced in its entirety with the paragraph below:

With respect to any investments, including but not limited to repurchase and reverse repurchase agreements, derivatives contracts, futures contracts and options on futures contracts (“futures”), which are permitted to be made by the Sub-Adviser in accordance with this Agreement and the investment objectives of the Fund as outlined in the prospectus, the Manager hereby authorizes and directs the Sub-Adviser to do and perform every act and thing whatsoever necessary or incidental in performing its duties and obligations under this Agreement including, but not limited to, executing as agent on behalf of the Fund or series of Funds, as the case may be, brokerage agreements and other documents to establish, operate and conduct all brokerage or other trading accounts, and executing as agent on behalf of the Fund or series of Funds, as the case may be, such agreements and other documentation as may be required for the purchase or sale, assignment, transfer and ownership of any permitted investment, including limited partnership agreements, repurchase agreements and derivative master agreements (including but not limited to the ISDA Master Agreements, Credit Support Annexes, Collateral Account Control Agreements, Master Confirmation Agreements, Confirmations), including any schedules and annexes to such agreements, releases, consents, elections and confirmations.  The Sub-Adviser acknowledges that it is obligated to negotiate terms and conditions that conform to the 1940 Act and all rules and regulations thereunder and are in the best interest of the Fund and its shareholders with respect to such documents.  The Manager acknowledges and understands that it will be bound by any such trading accounts established, and agreements and other documentation executed, by the Sub-Adviser for such investment purposes.

2.                                      Capitalized terms used in this Amendment and not otherwise defined shall have the meanings ascribed to them in the Agreement.

3.                                      In all other respects, the Agreement is hereby confirmed and remains in full force and effect.

IN WITNESS WHEREOF, the parties hereto have caused this instrument to be executed as of the day and year first above written.

ING INVESTMENTS, LLC

By:	Todd Modic
Todd Modic
Senior Vice President

ING INVESTMENT MANAGEMENT ADVISORS B.V.

By:	/s/ Illegible

Name:	Illegible

By:	/s/ A.A.M. van den Heuvel

Name:	A.A.M. van den Heuvel